Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 goodwinprocter.com

April 12, 2013

VIA EDGAR Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	CONFIDENTIAL SUBMISSION Pursuant to Title I Section 106 under the Jumpstart Our Business Startups Act

Re:                             Confidential Submission of Draft Registration Statement on Form S-1 for Esperion Therapeutics, Inc.

Ladies and Gentlemen:

On behalf of our client, Esperion Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year ended December 31, 2012.  Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230, 433(h)(4) of the Code of Federal Regulations.

Please direct all notices and communications with respect to this confidential submission to the following:

Tim M. Mayleben

President & CEO

Esperion Therapeutics

46701 Commerce Center Drive

Plymouth, MI  48170

Please direct any questions with respect to this confidential submission to the undersigned at:

Arthur R. McGivern

Goodwin Procter LLP

53 State Street

Boston, MA 02109

Very Truly Yours,

/s/ Arthur R. McGivern
Arthur R. McGivern

cc:                                Mitchell S. Bloom, Esq.

Goodwin Procter LLP